NewsRelease TC Energy to unlock value by creating two premium energy infrastructure companies with intention to spin off Liquids Pipelines business Separation of the two companies enables greater contribution to energy transition and security • Creates shareholder value by unlocking incremental growth and enhancing efficiencies • Combined dividends of two companies sustains long-term dividend growth outlook • Spinoff of an investment-grade Liquids Pipelines business expected to be achieved on a tax-free basis CALGARY, Alberta – July 27, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) is pleased to announce today that its Board of Directors has approved plans for TC Energy to separate into two independent, investment-grade, publicly listed companies through the spinoff of TC Energy’s Liquids Pipelines business (the Transaction). The decision comes as a result of a two-year strategic review and is anticipated to be completed on a tax-free basis in the second half of 2024. The spinoff will unlock shareholder value by providing both companies with the flexibility to pursue their own growth objectives through disciplined capital allocation, enhancing efficiencies and driving operational excellence. Once completed, the spinoff will result in two high-quality, focused energy industry leaders that are committed to providing safe and reliable service to their customers and the communities in which they operate. • TC Energy post-Transaction: A diversified, industry-leading natural gas and energy solutions company, uniquely positioned to meet growing industry and consumer demand for reliable, lower-carbon energy, by leveraging complementary business sets. • Liquids Pipelines Company: A critical infrastructure company with highly strategic assets that connect resilient and secure supply to the highest demand markets, while delivering incremental growth and value creation opportunities. “This transformative announcement sets us up to deliver superior shareholder value for the next decade and beyond. Fundamentals have always driven our strategic direction, and as a result, we have grown into a premier energy company with incumbency across a wide range of energy infrastructure platforms. As we have become the partner of choice for a magnitude of accretive, high-quality opportunities, we have determined that as two separate companies we can better execute on these distinct opportunity sets to unlock shareholder value,” said François Poirier, TC Energy’s President and Chief Executive Officer. Following the Transaction, TC Energy will focus on natural gas infrastructure, supported by strong, long-term fundamentals and power and energy solutions, driven by nuclear, pumped hydro energy storage and new energy opportunities while continuing its history of maximizing asset value and operational performance. “TC Energy’s expansive strategic asset base highlights our competitive advantage in capturing opportunities and translating them into enduring value for our shareholders. We will be an increasingly utility-weighted business EXHIBIT 99.1 with a stable balance sheet, a higher expected comparable EBITDA1,2 compound annual growth rate of 7 per cent and a solid 3-5 per cent annual dividend growth outlook,” continued Poirier. “Our spinoff announcement supports our 2023 priorities by maximizing the value of our assets. This week, we also accelerated our deleveraging goal by entering into definitive agreements to raise $5.2 billion in total cash proceeds ahead of our year-end target with the announced sale of a 40 per cent equity interest in the Columbia Gas and Columbia Gulf systems. Further, we are safely delivering our major projects such as Coastal GasLink and Southeast Gateway on the planned cost and schedule.” The new Liquids Pipelines Company will focus on enhancing the value of its unrivalled asset base by increasing capacity on underutilized portions of the system and increasing connectivity to additional receipt and delivery points. As a low-risk business with 96 per cent investment-grade customers and 88 per cent of comparable EBITDA3 contracted, the Liquids Pipelines Company retains the TC Energy premium value proposition, and expands upon it with the flexibility to focus on its competitive advantages. “This team has created one of the most competitive Liquids systems in North America, with the most direct, cost- effective and highest quality paths to key demand markets. It is a highly contracted business with stable, robust cash flows supported by long-term customers. Following the spinoff, they will have increased financial flexibility to leverage their well-established expertise and competitive footprint to originate accretive, disciplined growth opportunities. As its own entity, the Liquids Pipelines Company’s comparable EBITDA3 is expected to grow at a two to three per cent compound annual growth rate through 2026 with a commensurate dividend growth outlook, delivering sustainable shareholder value,” added Poirier. Experienced leadership at the helm François Poirier will remain as President and CEO of TC Energy with the continued guidance of Siim A. Vanaselja, Chair of TC Energy’s Board. Effective immediately, Stanley (Stan) G. Chapman, III is promoted to Executive Vice- President and Chief Operating Officer, Natural Gas Pipelines, to integrate our geographically dispersed natural gas business units into a single, unified natural gas pipelines business. This integration will strengthen our business model through alignment and simplification, leading to safety, operational, commercial, asset management and project execution excellence. The new Liquids Pipelines Company will be led by Bevin Wirzba as President and CEO, and will be supported by a proven leadership team with deep capabilities and skillsets directly related to the portfolio. The company will be headquartered in Calgary, Alberta, with an office in Houston, Texas. A highly respected Board Chair has been identified and will be announced along with additional members of the new Liquids’ leadership team and Board of Directors in the coming months. Please see TC Energy’s website for the biographies of its leadership team and Board of Directors. 1 Comparable EBITDA is a non-GAAP measure, which does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable measure presented in our financial statements is segmented earnings. 2 Our full-year segmented earnings, excluding our Liquids Pipelines business segment, for 2022 and 2021 were $2.5 billion and $5.7 billion, respectively. Our full-year comparable EBITDA, excluding our Liquids Pipelines business segment, for 2022 and 2021 were $8.5 billion and $7.8 billion, respectively. See "Forward-Looking Information" and "Non-GAAP Measures" for more information. 3 Full-year segmented earnings/(losses) for our Liquids Pipelines business segment for 2022 and 2021 were $1.1 billion and ($1.6 billion), respectively. Full-year comparable EBITDA for our Liquids Pipelines business segment for 2022 and 2021 were $1.4 billion and $1.5 billion, respectively. See "Forward-Looking Information" and "Non-GAAP Measures" for more information.

Creating two high-quality, focused energy industry leaders TC Energy post-Transaction: Energy infrastructure company with strong alignment across its Natural Gas Pipelines and Power and Energy Solutions business units. • Safely operates one of North America’s largest natural gas energy infrastructure networks spanning 93,700 km (58,200 miles), connecting the lowest cost basins to key demand and export markets. • Strategic outlook is grounded in fundamentals supporting synergistic attributes of natural gas and energy solutions businesses. • Delivers approximately 30 per cent of total natural gas supply for LNG export from the U.S. and will provide Canada’s first direct connection to LNG markets with the completion of Coastal GasLink. • Over 30 years in the power business focused on customer-driven decarbonization solutions with the capacity to provide 4,600 MW of electricity. • Commitment to strong balance sheet fundamentals and continuing to advance deleveraging goals to further enhance shareholder value. • 96 per cent of business rate-regulated and/or long-term contracted offers premium value proposition. • Disciplined sanctioned net capital spending of between $6-$7 billion annually post 2024. • Over 60 per cent of $30+ billion secured capital program directly enables global climate goals. • 2022 comparable EBITDA of $8.5 billion expected to grow at seven per cent compounded annual growth rate through 2026. • Sustainable annual dividend growth rate of three to five per cent supported by conservative payout ratios and one of North America’s largest regulated natural gas businesses. Liquids Pipelines Company: One of the most competitive liquids connectivity platforms between key supply and demand markets, with incremental organic growth opportunities. • Safely and reliably operates 4,900 km (3,045 miles) of crude oil pipeline infrastructure supplying crude to over 14 Mbbl/d of refining and export capacity and transporting 16 per cent of crude exported from the Western Canadian Sedimentary Basin (WCSB). • Delivers stable WCSB supply to the most resilient refining markets in PADD 2 and 3, with export connectivity in the Gulf Coast. • Unmatched footprint includes intra-Alberta assets (Grand Rapids and White Spruce) as well as the Keystone system and Marketlink that connects Alberta and domestic U.S. crude oil supplies to U.S. refining markets in Illinois, Oklahoma and the U.S. Gulf Coast, including storage facilities at Hardisty, Alberta; Cushing, Oklahoma; and Houston, Texas. • Maintains a strong commitment to ESG and sustainability priorities, including decarbonization, and supports WCSB oil and its producers’ goal to reduce emissions to net zero by 2050. • Differentiated through an industry-leading, highly competitive service offering with one of the lowest- cost, fastest and highest-quality preservation paths delivering supply to critical demand markets. • Low-risk cash flow profile with minimal volumetric and commodity price risk, 88 per cent of comparable EBITDA contracted and 96 per cent of volumes underpinned by investment-grade or equivalent counterparties. • Utilize cash flow and increased financial flexibility to originate organic growth opportunities to expand and enhance delivery into existing markets while accelerating deleveraging. • 2022 comparable EBITDA of $1.4 billion expected to grow at a two to three per cent compound annual growth rate through 2026. • Sustainable annual dividend growth of two to three per cent expected to be commensurate with comparable EBITDA growth outlook, while adhering to conservative dividend payout ratios. TC Energy intends that the initial combined dividends of the two companies will be equivalent to TC Energy’s annual dividend immediately prior to the completion of the Transaction, and that over time the combined value of the two companies’ dividends is expected to remain consistent. Dividends will be at the discretion of the respective boards of directors of each company following the Transaction.

Management intends to capitalize the Liquids Pipelines Company with a financial structure that aligns with its asset base, business model and growth plans. Following the Transaction, management anticipates that TC Energy will retain its current credit ratings and that the Liquids Pipelines Company will have investment-grade credit ratings. TC Energy plans to transition an approximately proportionate share of its long-term debt to the Liquids Pipelines Company on a cost-effective basis. Transaction details, approvals and business continuity Under the proposed Transaction, TC Energy shareholders will retain their current ownership in TC Energy’s common shares (TRP: TSX, TRP: NYSE) and receive a pro-rata allocation of common shares in the new Liquids Pipelines Company. The Transaction is expected to be tax-free for TC Energy’s Canadian and U.S. shareholders. The determination of the number of common shares in the new Liquids Pipelines Company to be distributed to TC Energy shareholders will be determined prior to the closing of the proposed transaction. TC Energy expects to seek shareholder approval of the Transaction at a meeting of shareholders in mid-2024. The Transaction will be implemented through a court-approved plan of arrangement under the Canada Business Corporations Act. In addition to TC Energy shareholder and court approvals, the Transaction is subject to receipt of favourable tax rulings from Canadian and U.S. tax authorities, receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. TC Energy expects that the Transaction will be completed in the second half of 2024. TC Energy will ensure business continuity and reliable services to its valued customers throughout the separation. A separation management office will be established guiding the successful coordination and governance including the development of a separation agreement and a transition service agreement between the two entities once the Transaction is complete. For additional detail on the Transaction, investor presentation materials and more, please visit our website at www.tcenergy.com/liquids-spinoff. There can be no assurance that the Transaction will ultimately occur or, if it does occur, what its structure, terms or timing will be. Advisors RBC Capital Markets and JP Morgan Securities Canada are acting as financial advisors to TC Energy. Evercore is acting as financial advisor to the TC Energy Board of Directors. Blake, Cassels & Graydon LLP and White & Case LLP are acting as legal advisors. TC Energy has also engaged Bain & Company to advise on the separation process. Conference call and webcast TC Energy will hold a teleconference and webcast on Friday, July 28, 2023, to discuss today’s announcement along with its second quarter financial results. François Poirier, TC Energy President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; Bevin Wirzba, Executive Vice-President and Group Executive, Canadian Natural Gas Pipelines and Liquids Pipelines, and President, Coastal GasLink; and Stanley (Stan) G. Chapman, III, Executive Vice-President and Chief Operating Officer, Natural Gas Pipelines will discuss the financial results and Company developments at 6:30 a.m. MDT / 8:30 a.m. EDT. Members of the investment community and other interested parties are invited to participate by calling 1-800- 319-4610. No passcode is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy’s website at https://www.tcenergy.com/investors/events/ or via the following URL: https://www.gowebcasting.com/12631.

About TC Energy We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. For more information about TC Energy’s Executive Leadership Team, visit: TCEnergy.com/about/people FORWARD-LOOKING INFORMATION This release includes certain forward-looking information, including future oriented financial information or financial outlook, which is intended to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall. Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words. Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business, the Transaction or events that happen after the date of this release. Our forward-looking information in this release includes, but is not limited to, statements related to: the Transaction, including the terms, conditions, structure and timing thereof, reasons therefor and anticipated impacts and benefits thereof, including the anticipated benefits for shareholders, employees, customers and other stakeholders; the expected attributes and intentions of TC Energy and the Liquids company following the completion of the Transaction, including in relation to future dividends, capitalization, management, credit ratings, ESG and sustainability-related matters, energy security, leverage and capital allocation and the ability to transition a portion of TC Energy’s long-term debt to the Liquids company on a cost- effective basis; expectations regarding future energy demand; projections regarding TC Energy and the Liquids company, including projections of 2022-2026 compounded annual comparable EBITDA growth rate; the anticipated tax impact of the Transaction on shareholders, including the expectation that the separation will be achieved on a tax-free basis for TC Energy shareholders; TC Energy's intentions with respect to the period preceding the completion of the Transaction; the expected timing of a meeting of TC Energy shareholders to approve the Transaction; and our ability to complete the announced sale of a 40 per cent equity interest in the Columbia Gas and Columbia Gulf systems. Our forward-looking information is based on certain key assumptions and is subject to risks and uncertainties, including but not limited to the realization of the anticipated benefits of the Transaction; the terms, timing and completion of the Transaction, including the timely receipt of all necessary court, regulatory, third-party and shareholder approvals; the timely receipt of advance tax rulings from the Canada Revenue Agency and Internal Revenue Service, in each case, in form and substance satisfactory to TC Energy and that such rulings are not withdrawn or modified; the growth of the North American energy market; the ability of TC Energy and the Liquids Company to successfully implement their respective strategic priorities and whether they will yield the expected benefits; the ability of TC Energy and the Liquids Company to implement capital allocation strategies aligned with maximizing shareholder value; the operating performance of the respective assets of TC Energy and the Liquids Company; the amount of capacity sold and rates achieved in the pipeline businesses of TC Energy and the Liquids Company; the amount of capacity payments and revenues from TC Energy's power generation assets due to plant availability; production levels within supply basins; construction and completion of capital projects; cost and availability of, and inflationary pressure on, labour, equipment and materials; the availability and market prices of commodities; access to capital markets on competitive terms, including the Liquids company’s access to capital markets to provide for the transition a portion of TC Energy’s long-term debt to the Liquids company on a cost- effective basis; interest, tax and foreign exchange rates; performance and credit risk of counterparties; our and the

Liquids company’s ability to maintain their respective credit ratings; regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims; our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19; our ability and the ability of the Liquids company to realize the value of tangible assets and contractual recoveries from impaired assets, including the Keystone XL pipeline project; competition in the businesses in which TC Energy and the Liquids company will operate; unexpected or unusual weather; acts of civil disobedience; cyber security and technological developments; ESG-related risks; impact of energy transition on our business and the future business of the Liquids company; economic conditions in North America as well as globally; and global health crises, such as pandemics and epidemics and the impacts related thereto. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information, which is given as of the date it is expressed in this release or otherwise, and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. NON-GAAP MEASURES This release refers to comparable EBITDA which does not have any standardized meaning as prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other entities. The most directly comparable measure presented in the financial statements is segmented earnings. For reconciliations of comparable EBITDA to segmented earnings for the years ended December 31, 2022 and 2021, refer to the applicable business segment in our management’s discussion and analysis (MD&A) for such periods, which sections are incorporated by reference herein. Refer to the non-GAAP measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy’s profile. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522